

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 5, 2016

J. Douglas Williams
Chief Executive Officer
Cotiviti Holdings, Inc.
115 Perimeter Center Place
Suite 700
Atlanta, GA 30346

>   **Re: Cotiviti Holdings, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 9, 2015**
>   **CIK No. 0001657197**

Dear Mr. Williams:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please disclose the metrics by which you measure your positions as a "leading provider of analytics-driven payment accuracy solutions" in the healthcare industry and a "leading provider of payment accuracy solutions" to retail clients, and provide us with any supplemental support of such statements.

3. Please include the disclosure required by Item 201(b) of Regulation S-K.

4. We note the proceeds of the offering will be used to repay indebtedness and your disclosure on page 67 indicates you expect this will significantly reduce your interest expense. We also note your disclosure on page 68 and elsewhere that options will vest upon consummation of the offering. Please provide pro forma financial information giving effect to the offering, the repayment of indebtedness with offering proceeds and stock-based compensation expense attributable to stock options vesting as a result of the satisfaction of performance-based vesting conditions upon consummation of the offering. The pro forma financial information should be based on the latest balance sheet and statement of operations for the latest fiscal year and interim period including in the filing. Please also provide pro forma basic and diluted earnings per share data giving effect to those common shares whose proceeds are used for the repayment of indebtedness. Please refer to Articles 11-01 and 11-02 of Regulation S-X.

Prospectus Summary

5. Please clarify in this section that you operate in two segments, and disclose the percentage of revenues that you derive from each segment.

Risks Associated with Our Business, page 8

6. Please include in this section the risks associated with being a controlled company.

Our Private Equity Sponsor, page 8

7. Please disclose in this subsection, or under a separate heading in your prospectus summary, any payments, including dividend payments, compensation, or the value of any equity that Advent or its affiliates, and your directors or executive officers received or will receive in connection with the offering.

Summary Historical Consolidated Financial and Other Data, page 12

8. We note that you disclose consolidated Adjusted EBITDA here and in Management's Discussion and Analysis on page 65. Please expand your disclosures related to Adjusted EBITDA to address the reasons why you believe that presentation of EBITDA provides useful information to investors regarding your financial condition and results of operations. The justification for the use of the measure must be substantive and not boilerplate. Merely indicating that the measure is meaningful to your investors to enhance their understanding of your performance or to evaluate your overall performance is not sufficient support for disclosure of the measure.

9. Please revise to include pro forma statements of operations data, including pro forma basic and diluted earnings per share for the latest fiscal year and interim period including

in the filing giving effect to the offering, the repayment of indebtedness with offering proceeds and stock-based compensation expense attributable to stock options vesting as a result of the satisfaction of performance-based vesting conditions upon consummation of the offering. The pro forma (or as adjusted) balance sheet data described in footnote (3) should also give effect to stock-based compensation expense attributable to stock options vesting as a result of the satisfaction of performance-based vesting conditions upon consummation of the offering.

Risk Factors

Our business, financial condition and results of operations…, page 34

10. Please revise to quantify the impact on your results of operations of CMS as a client, with a view towards further informing investors of the potential consequences if the Medicare RAC program contract is not re-procured or is materially changed.

Use of Proceeds, page 54

11. We note the proceeds will be used for general corporate purposes and to repay indebtedness. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds for general corporate purposes. Also, with respect to the repayment of indebtedness please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Please also revise your disclosure to include the approximate amounts intended to be used for each purpose. Refer to Item 504 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

How We Assess Our Performance

Dollar Amount of Inaccurate Payments Prevented or Recovered, page 65

12. Please tell us what consideration you gave to disclosing the dollar amount of inaccurate payments prevented or recovered for each year presented. Please also tell us what consideration you gave to disclosing the dollar amount of claims reviewed as this appears to be a significant input related to this measure that would be helpful to an investor.

Results of Operations, page 73

13. In your discussion for each period, you cite various factors underlying increases or decreases in cost of revenue, selling, general and administrative expenses and segment net revenue and operating income but provide no quantification of the contribution of

each factor to the changes in the line items discussed. For example on page 74 you state that the increase in cost of revenue related to compensation was a result of the timing of the Connolly iHealth Merger, an increase in employees to support growing operations as well as an increase in employee benefits costs due to rising healthcare coverage costs but do not provide corresponding quantification of each factor. As another example, on the same page you identify the factors that that drove the increase in selling general and administrative expenses without quantifying the impact of each factor. Please revise throughout to quantify, to the extent practical, the impact of each material factor discussed when your results are impacted by two or more factors.

Quarterly Results of Operations, page 80

14. We note your inclusion of the quarterly results of operations beginning with the quarter ended March 31, 2014. Please revise to include each full quarter within the two most recent fiscal years for which financial statements are included. Refer to Item 302 of Regulation S-K.

Contractual Obligations, page 85

15. If necessary for an understanding of the timing and amount of the obligations in this table, please include a discussion of other long-term liabilities, including deferred payments on your interest rate caps, which you exclude from this table.

Critical Accounting Policies, page 86

16. Please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. Please refer to SEC Release No. 33-8350.

Impairment of Long-Lived Assets, page 87

17. Please revise to discuss the impairment of the customer relationship intangible asset disclosed in Note 6 to the financial statements. Please also discuss the degree of uncertainty associated with key assumptions underlying the fair value estimate.

Goodwill and Indefinite – Lived Intangible Assets, page 87

18. We note that goodwill and intangibles represent approximately 84% of total assets as of September 30, 2015. Given the significance of goodwill and intangible assets to your

financial position, please expand your disclosure to discuss the degree of uncertainty associated with key assumptions underlying the fair value estimates used in your impairment testing that have the reasonable possibility of changing and could lead to a material goodwill or intangible impairment charges in the future. In the case of material uncertainties associated with a potential goodwill impairment charge, please also disclose the percentage by which fair value exceeded carrying value as of the most step-two test.

Executive and Director Compensation, page 115

19. Please include disclosure for both the 2014 and 2015 fiscal years. See Instruction 1 to Item 402(n) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 122

20. For the amended and restated stockholders agreement entered into in connection with the offering, please provide, once known, disclosure similar to what you provided for the Stockholders Agreement.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, Unbilled Receivables and Estimated Liability for Refunds and Appeals, page F-8

21. Please tell us whether your contractual arrangements contain multiple deliverables. If so, please identify the significant deliverables in each type of arrangement; disclose whether the significant deliverables qualify as separate units of accounting and how the arrangement fees are allocated to each deliverable. If applicable, please disclose the reasons why significant deliverables in the arrangements do not qualify as separate units of accounting.

Note 4 . Acquisition, page F-17

22. Please revise your disclosure to provide a qualitative and more specific description of the factors that make up the goodwill recognized. Please refer to ASC 805-30-50-1(a).

Note 9. Long-term Debt, page F-23

23. We note your disclosure in Schedule I that restricted net assets of your subsidiaries exceed 25% of consolidated net assets. Please disclose the amount of such restricted net assets as of December 31, 2014 in accordance with Item 4-08(e)(3)(ii) of Regulation S-X.

Note 12. Income Taxes, page F-30

24. Please disclose a description of tax years that remain subject to examination by major tax jurisdictions. Refer to ASC 740-10-50-15e.

Undertakings, Part II

25. As this is your initial distribution of securities, please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or William Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Alexander D. Lynch, Esq.